SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

OPTICAL COMMUNICATION PRODUCTS, INC.
(Name of the Issuer)

Optical Communication Products, Inc.
Oplink Communications Inc.
Oplink Acquisition Corporation
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68382T101
(CUSIP Number of Class of Securities)

Oplink Communications, Inc.
Optical Communication Products, Inc.	Oplink Acquisition Corporation
6101 Variel Avenue	46335 Landing Parkway,
Woodland Hills, CA 91367	Fremont, CA 94538
Attn: Philip F. Otto	Attn: Joseph Y. Liu
President and Chief Executive Officer	President and Chief Executive Officer
(818) 251-7100	(510) 933-7200
(Name, Address, and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to

Kenneth R. Bender, Esq. Paul, Hastings, Janofsky & Walker LLP 515 South Flower Street Twenty-fifth Floor Los Angeles, CA 90071 (213)683-6000	Carmen Chang, Esq. Scott Anthony, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94306 (650) 493-9300

This statement is filed in connection with (check the appropriate box):
☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transactions: ☐

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$79,653,621	$2,445.37

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the 48,042,195 shares of Class A Common Stock and (ii) the merger consideration of $1.65 per share and (b) the difference between the merger consideration of $1.65 per share and the exercise price per share of each of the 648,607 shares of common stock options outstanding in which the exercise price per share is less than $1.65 per share (equal to $383,999). The filing fee was calculated in accordance with Section 14(g) of the Exchange Act, by multiplying the aggregate transaction valuation of $ 79,653,621 by 0.0000307.

☑	Check box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $ 2,445.37 Form or Registration No.: Schedule 14A
Filing Party: Optical Communication Products, Inc.
Date Filed: August 27, 2007

Introduction
     This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Statement”) is being filed by (1) Optical Communication Products, Inc., a Delaware corporation (the “Company” or “OCP”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Oplink Communications, Inc., a Delaware corporation (“Parent” or “Oplink”) and (3) Oplink Acquisition Corporation, a Delaware corporation (“Oplink Acquisition Corporation”). OCP, Parent and Oplink Acquisition Corporation are sometimes referred to herein collectively as the “Filing Persons.” This Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 19, 2007, by and among the Company, Parent and Oplink Acquisition Corporation.
     Pursuant to the Merger Agreement, Oplink Acquisition Corporation will merge with and into the Company, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive $1.65 in cash, without interest, other than (i) shares held in the treasury of the Company or owned by Parent or its affiliates immediately prior to the effective time of the Merger, which will be cancelled without payment thereon, and (ii) shares held by stockholders who are entitled to and who properly exercise and perfect appraisal rights in compliance with all of the required procedures under Delaware law. At the effective time of the merger, each outstanding OCP stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of Oplink’s common stock determined by multiplying the number of shares of Common Stock subject to such stock option by a fraction, the numerator of which is $1.65 and the denominator of which is the average closing price per share of Oplink’s common stock on The NASDAQ Global Market for the five trading days ending two business days prior to the closing. The per share exercise price for the newly issued stock options will be equal to the per share exercise price for the shares of Common Stock that could have been purchased prior to the effective time of the merger divided by a fraction, the numerator of which is $1.65 and the denominator of which is the average closing price per share of Oplink’s common stock on The NASDAQ Global Market for the five trading days ending two business days prior to the closing.
     As a result of the Merger, current stockholders of the Company (other than Oplink and its affiliates), will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.
     Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a Preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote, among other things, upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding 66 2/3% of the shares of Common Stock outstanding not held by Oplink and its affiliates as of the close of business on the record date for the special meeting and a majority of the shares of Common Stock outstanding as of the close of business in the record date for the special meeting.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
     All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company and Oplink, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet
     Regulation M-A Item 1001
          The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
          “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
Item 2. Subject Company Information
     Regulation M-A Item 1002
(a)	Name and Address: The Company’s name and the address and telephone number of its principal executive office are as follows:
Optical Communication Products, Inc.
6101 Variel Avenue
Woodland Hills, CA 91367
(818) 251-7100
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE SPECIAL MEETING — Record Date and Voting Information”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING THE COMPANY — Trading Market and Price” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING THE COMPANY — Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Securities Transactions by the Company and its Directors and Executive Officers and by Oplink and Oplink Acquisition and its Directors and Executive Officers”
Item 3. Identity and Background of Filing Person(s)
     Regulation M-A Item 1003
(a)	Name and Address: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“PROPOSAL NO. 1 APPROVAL AND ADOPTION OF THE MERGER AGREEMENT— The Parties to the Merger Agreement”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
ANNEX E — INFORMATION RELATING TO THE COMPANY, OPLINK AND OPLINK ACQUISITION
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET “PROPOSAL NO. 1 APPROVAL OF THE MERGER AGREEMENT — The Parties to the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
ANNEX E — INFORMATION RELATING TO THE COMPANY, OPLINK AND OPLINK ACQUISITION
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”
ANNEX E — INFORMATION RELATING TO THE COMPANY, OPLINK AND OPLINK ACQUISITION

Item 4. Terms of the Transaction
     Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER— Questions and Answers Regarding the Special Meeting”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER— Questions and Answers Regarding the Merger”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Material United States Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement”
“THE SPECIAL MEETING — Quorum”
“THE SPECIAL MEETING — Required Vote”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER— Questions and Answers Regarding the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement — Indemnification of Directors and Officers”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Securities Transactions by the Company and its Directors and Executive Officers and by Oplink and Oplink Acquisition and its Directors and Executive Officers”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
“PROPOSAL NO. 1 APPROVAL AND ADOPTION OF MERGER AGREEMENT — Dissenters’ Rights of Appraisal”
ANNEX D —Section 262 OF THE DELAWARE GENERAL CORPORATION LAW (APPRAISAL RIGHTS)
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE SPECIAL MEETING — Stockholder List”
(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     Regulation M-A 1005
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Securities Transactions by the Company and its Directors and Executive Officers and by Oplink and Oplink Acquisition and its Directors and Executive Officers”
(b) (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”

“SPECIAL FACTORS — Oplink’s Plan for OCP after the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Securities Transactions by the Company and its Directors and Executive Officers and by Oplink and Oplink Acquisition and its Directors and Executive Officers”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plan for OCP after the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement”
“ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
Item 6. Purpose of the Transaction and Plans or Proposals
     Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement — Merger Consideration”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement — Treatment of OCP Stock Options”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
(c) (l)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plans for OCP after the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
Item 7. Purposes, Alternatives, Reasons and Effects
     Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plan for OCP after the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plan for OCP after the Merger”
“SPECIAL FACTORS — Opinion of Oplink’s Financial Advisor”
“SPECIAL FACTORS — Certain Effects of the Merger”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plan for OCP after the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material United States Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement”
“SPECIAL FACTORS — Dissenters’ Rights of Appraisal”
ANNEX A—MERGER AGREEMENT BY AND AMONG OPLINK COMMUNICATIONS, INC., OPLINK ACQUISITION CORPORATION AND OPTICAL COMMUNICATION PRODUCTS, INC. DATED AS OF JUNE 19, 2007
ANNEX D—Section 262 OF THE DELAWARE GENERAL CORPORATION LAW (APPRAISAL RIGHTS)
Item 8. Fairness of the Transaction
     Regulation M-A 1014
(a) (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Opinion of Oplink’s Financial Advisor”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
ANNEX B—OPINION OF BEAR, STEARNS & CO, INC. DATED AS OF JUNE19, 2007
ANNEX C—OPINION OF SEVEN HILLS PARTNERS LLC DATED AS OF JUNE18, 2007
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“THE SPECIAL MEETING — Quorum”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement — Conditions to the Merger”
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Opinion of Oplink’s Financial Advisor”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
ANNEX B—OPINION OF BEAR, STEARNS & CO, INC. DATED AS OF JUNE 19, 2007
ANNEX C—OPINION OF SEVEN HILLS PARTNERS LLC DATED AS OF JUNE 18, 2007
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Oplink’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     Regulation M-A Item 1015
(a) (b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Projected Financial Information”
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS — Opinion of Oplink’s Financial Advisor”
ANNEX B—OPINION OF BEAR, STEARNS & CO, INC. DATED AS OF JUNE 19, 2007
ANNEX C—OPINION OF SEVEN HILLS PARTNERS LLC DATED AS OF JUNE 18, 2007
The Presentation, dated June 19, 2007, prepared by Bear Sterns & Co. and delivered to the special committee of the board of OCP is attached hereto as Exhibit c(2) and is incorporated by reference herein. The Presentation, dated June 18, 2007, prepared by Seven Hills Partners LLC and delivered to the board of Oplink is attached hereto as Exhibit c(4) and is incorporated by reference herein.
(b)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration
     Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Material Provisions of the Merger Agreement — Representations and Warranties”
(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Fees and Expenses”
(d)	Borrowed Funds. None.
Item 11. Interest in Securities of the Subject Company
     Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“IMPORTANT INFORMATION REGARDING THE COMPANY — Share Ownership of Certain Beneficial Owners”
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Management and Certain Beneficial Owners and Management”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
Item 12. The Solicitation or Recommendation
     Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Special Meeting”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Oplink’s Plans for OCP after the Merger
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Recommendations of the Special Committee and Our Board of Directors”
“SPECIAL FACTORS — Reasons for the Special Committee’s Determination; Fairness of the Merger”
“SPECIAL FACTORS — Reasons for Our Board of Directors’ Determination; Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger”
“SPECIAL FACTORS — Oplink’s and Oplink Acquisition’s Purposes and Reasons for the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
Item 13. Financial Information
     Regulation M-A Item 1010
(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“IMPORTANT INFORMATION REGARDING THE COMPANY — Selected Consolidated Financial Data
“WHERE YOU CAN FIND MORE INFORMATION”
ANNEX F — PROJECTED FINANCIAL INFORMATION

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     Regulation M-A Item 1009
(a), (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER — Questions and Answers Regarding the Merger”
“THE SPECIAL MEETING — Solicitation of Proxies”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Fees and Expenses”
Item 15. Additional Information
     Regulation M-A Item 1011
(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.
Item 16. Exhibits
     Regulation M-A Item 1016
EXHIBIT INDEX

Exhibit
Number	Description
(a)(l)
Letter to Stockholders of Optical Communication Products, Inc. (“OCP”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on September 26, 2007 (the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Optical Communication Products, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	The Proxy Statement

(a)(4)	Form of proxy card incorporated herein by reference to the Proxy Statement

(b)	None

(c)(l)	Fairness Opinion of Bear Sterns & Co., dated June 19, 2007, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation, dated as of June 19, 2007, to the Special Committee of OCP by Bear Sterns & Co.

(c)(3)	Fairness Opinion of Seven Hills Partners LLC, dated June 18, 2007, incorporated herein by reference to Annex C to the Proxy Statement

(c)(4)*	Presentation, dated as of June 18, 2007, to the Board of Oplink Communications, Inc. (“Oplink”) by Seven Hills Partners LLC.

(d)(l)	Agreement and Plan of Merger, dated as of June 19, 2007, by and among OCP, Oplink and Oplink Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement

(f)(l)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

*	Previously filed.

SIGNATURES
     After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

OPTICAL COMMUNICATION PRODUCTS, INC.
Date: September 26, 2007	By:	/s/ Philip F. Otto
		Name:	Philip F. Otto
		Title:	President

OPLINK ACQUISITION CORPORATION
Date: September 26, 2007	By:	/s/ Joseph Y. Liu
		Name:	Joseph Y. Liu
		Title:	President

OPLINK COMMUNICATIONS, INC.
Date: September 26, 2007	By:	/s/ Joseph Y. Liu
		Name:	Joseph Y. Liu
		Title:	President

EXHIBIT INDEX

Exhibit
Number	Description
(a)(l)
Letter to Stockholders of Optical Communication Products, Inc. (“OCP”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on September 26, 2007 (the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Optical Communication Products, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	The Proxy Statement

(a)(4)	Form of proxy card incorporated herein by reference to the Proxy Statement

(b)	None

(c)(l)	Fairness Opinion of Bear Sterns & Co., dated June 19, 2007, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation, dated as of June 19, 2007, to the Special Committee of OCP by Bear Sterns & Co.

(c)(3)	Fairness Opinion of Seven Hills Partners LLC, dated June 18, 2007, incorporated herein by reference to Annex C to the Proxy Statement

(c)(4)*	Presentation, dated as of June 18, 2007, to the Board of Oplink Communications, Inc. (“Oplink”) by Seven Hills Partners LLC

(d)(l)	Agreement and Plan of Merger, dated as of June 19, 2007, by and among OCP, Oplink and Oplink Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement

(f)(l)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

*	Previously filed.